BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT	Telephone: 442-599-1299
Attorney/Principal	wbarnett@wbarnettlaw.com

October 19, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Andi Carpenter, Staff Accountant
Anne McConnell, Staff Accountant
Bradley Ecker, Staff Attorney
Jay Ingram, Staff Attorney

Re:	Rubber Leaf Inc (“Registrant” and/or “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed on November 15, 2021
File No. 333-261070

Gentlepersons:

The Registrant hereby files its Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No. 5”). The Amendment No. 5 has been revised in accordance with the Commission’s comment letter dated October 17, 2022 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 5 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Consolidated Financial Statements

Note 14 – Subsequent Events, Page F-18

1	We note your updated subsequent event disclosure that effective October 1, 2022, Ms.Xingxiu Hua, the President of the Company, reduced her ownership of Shanghai Xinsen from 90% to 15%, and no longer serves as the legal representative and general manager of Shanghai Xinsen pursuant to a board resolution as of the same date. Based on the material amounts of sales to Shanghai Xinsen during each period presented, please revise the disclosures in the forepart of your filing related to Shanghai Xinsen to disclose and discuss the change in ownership. Please also revise the disclosures in the forepart of your filing to disclose and discuss if, and how, you expect the change in ownership could impact future sales to Shanghai Xinsen.

In response to your comment, we have revised the disclosures throughout our filing to disclose Ms. Xingxiu Hua’s ownership change in Shanghai Xinsen and discuss the possible impact about our future sales to Shanghai Xinsen.

We have made related revisions in below paragraphs:

1.	Under the heading “We have a high concentration of sales…….ended June 30, 2022.” on page 22.

2.	Under the heading “Sales and Marketing” on page 35.

3.	Under the heading “Sales Revenue” on page 41.

4.	Under the heading “Sales Revenue” on page 42.

5.	Under the heading “Sales under Indirect Supply Model” on page 53.

6.	Under the heading “Revenue Recognition” on page F-9.

7.	Under the heading “Sales under Indirect Supply Model” on page F-15.

SEC

Rubber Leaf Inc

October 19, 2022

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc
cc/ Mr. Wang, CFO